UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 11-K

_____________________

(Mark One)

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2014

OR

[  ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to ________________

Commission File Number 0-18859

A.       Full title of the plan and the address of the plan, if different from that of the issuer named below:

Sonic Corp. Savings and Profit Sharing Plan

B.       Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sonic Corp.

300 Johnny Bench Drive

Oklahoma City, OK 73104

Sonic Corp. Savings and Profit Sharing Plan

Financial Statements and Supplemental Schedules

December 31, 2014 and 2013, and Year Ended December 31, 2014

Report of Independent Registered Public Accounting Firm

The Sonic Corp. Savings and Profit Sharing Plan Administrative Committee

Sonic Corp. Savings and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Sonic Corp. Savings and Profit Sharing Plan (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedules of schedule H, line 4a – schedule of delinquent participant contributions for the year ended December 31, 2014 and schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2014 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2014 financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules of schedule H, line 4a – schedule of delinquent participant contributions for the year ended December 31, 2014 and schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2014 are fairly stated in all material respects in relation to the 2014 financial statements as a whole.

/s/ KPMG LLP

Oklahoma City, Oklahoma

June 5, 2015

Sonic Corp. Savings and Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31,
	2014	2013
Investments, at fair value	$45,518,007	$40,163,956

Receivables:
Participant contributions	89,654	109,143
Employer contributions	173,532	129,571
Notes receivable from participants	1,162,746	980,850
Other	20,795	18,466
Total receivables	1,446,727	1,238,030

Total assets	46,964,734	41,401,986

Liabilities:
Other	8,318	6,693
Total liabilities	8,318	6,693

Net assets reflecting all investments, at fair value	46,956,416	41,395,293

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts held by a
common/collective trust	(39,500)	(20,805)

Net assets available for benefits	$46,916,916	$41,374,488

See accompanying notes.

Sonic Corp. Savings and Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2014
Change attributed to:
Investment income:
Net appreciation in fair value of investments	$2,632,251
Interest and dividends	769,995
Total net investment income	3,402,246

Interest income on notes receivable from participants	49,512

Contributions:
Participants	3,452,282
Employer	2,122,464
Rollover	605,391
Total contributions	6,180,137
Total additions	9,631,895

Deductions:
Benefit payments	3,827,868
Administrative expenses	261,599
Total deductions	4,089,467

Net increase in net assets available for benefits	5,542,428
Net assets available for benefits at beginning of year	41,374,488
Net assets available for benefits at end of year	$46,916,916

See accompanying notes.

Sonic Corp. Savings and Profit Sharing Plan

Notes to Financial Statements

December 31, 2014

1.  Description of the Plan

General

The Sonic Corp. Savings and Profit Sharing Plan (“the Plan”),  was last amended and restated January 1, 2013.  As a result of the restatement, the Plan became a  Safe Harbor Plan in accordance with Treasury Regulations Sections 1.401(k)-3 and 1.401(m)-3 covering “eligible employees”  of Sonic Corp. (“the Employer” or “the Company”), as defined in the Plan document.  Generally, an employee is eligible to participate in the Plan if the employee is 21 years old or older and has completed the 90 days of service required for salary deferral and one year of service for matching contributions.  An eligible employee’s entry date into the Plan is the first day of the next calendar quarter (January 1st, April 1st, July 1st, October 1st) following the date on which the employee satisfies the eligibility requirements of the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.  See the Plan document for a more complete description of the Plan’s provisions.

Contributions

Participants may contribute up to 50% of pretax annual compensation, as defined in the Plan document.  Employees are required to affirmatively elect to participate in the Plan in order to make deferral contributions and take advantage of the safe harbor matching contributions made by the Corporation.  Participants may also roll over amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of all contributions into various investment options offered by the Plan. The Plan limits a participant’s contributions to the Sonic Stock investment fund to 25% of the participant’s total contributions.  Highly-compensated employees receive safe harbor matching contributions equal to 100% of the first 3% of participant contributions and 50% of the next 3% of participant contributions.  Non-highly compensated employees receive safe harbor matching contributions equal to 100% of the first 3% of participant contributions and the second 3% of participant contributions as follows:

Years of Service	Employer Match(1)
Less than 10 years (50% of second 3% salary deferral)	1.50%
Between 10 years and 20 years (75% of second 3% salary deferral)	2.25%
More than 20 years (100% of second 3% salary deferral)	3.00%

————————

(1)    Amount represents employer match for second 3% of participant contributions. Salary deferral contributions that exceed 6% of the participant’s compensation, as defined by the Plan, will not be taken into account when calculating matching contributions.

Nonelective contributions may be made each Plan year on behalf of each participant at the discretion of the Employer.  Each participant must be an eligible employee and employed on the date the contribution is made.  The Company made nonelective contributions totaling $104,300 during 2014.  Additional profit sharing amounts may be contributed at the option of the

Sonic Corp. Savings and Profit Sharing Plan

Notes to Financial Statements

December 31, 2014

Company’s Board of Directors.  Contributions are subject to certain limitations of the Internal Revenue Code (the “Code”).  No such discretionary contribution was made for 2014.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon.  All matching contributions after January 1, 2013, vest immediately.  Contributions made to the Plan prior to January 1, 2013, are 100% vested after six years of credited service, with 20% vesting after two years of service, followed by additional 20% annual increments through the sixth year.

Forfeitures

Forfeited balances of terminated participants’ non-vested accounts may be used to reduce employer contributions and to pay plan expenses.  For the year ended December 31, 2014, forfeitures paid plan expenses of $80,668.  Unallocated forfeited non-vested balances of $22,269 and $39,933 were included in the Plan assets at December 31, 2014 and 2013, respectively.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions and Plan earnings and charged with applicable administrative expenses.  Allocations are based on participant compensation or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less.  Participants are limited to two outstanding loans at any one time.  The loans are secured by the balance in the participant’s account and bear interest at rates which are commensurate with local prevailing rates as determined quarterly by the Plan Administrator.  Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service, death, disability or retirement, a participant may elect to receive a lump-sum payment in an amount equal to the value of the participant’s vested interest or may elect to receive monthly, quarterly, or annual installments over a period of not more than the participant’s assumed life expectancy.   A participant may also make withdrawals on account of hardship,  as defined by the Plan.

Sonic Corp. Savings and Profit Sharing Plan

Notes to Financial Statements

December 31, 2014

Administration and Revenue Sharing

The Plan is administered by the Sonic Corp. Savings and Profit Sharing Plan Administrative Committee.  Certain administrative expenses incurred by the Plan may be paid by the Company.

The Plan earns revenue-sharing credits from certain investment funds.  The credits may be used to pay Plan expenses.  During 2014, $155,123 was used to pay expenses incurred by the Plan.

Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan or discontinue Company contributions at any time.  Upon termination of the Plan, the rights of participants under the Plan shall become 100% vested and non-forfeitable and the net assets of the Plan would be distributed by the Plan Administrator.

2.  Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.  Benefit payments are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest.  Interest income on notes receivable from participants is recorded when it is earned.  Related fees are recorded as administrative expenses and are expensed when they are incurred.  No allowance for credit losses were recorded as of December 31, 2014 or 2013.  If a participant ceases to make a note repayment and the Plan Administrator deems the note to be a distribution, the note receivable balance is reduced and a benefit payment is recorded.

Fair Value Measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  To determine fair value, a three-level hierarchy is used.  The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement).  The three levels of the fair value hierarchy are described below:

•Level 1 valuations use quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date.  An active market is a market in which

Sonic Corp. Savings and Profit Sharing Plan

Notes to Financial Statements

December 31, 2014

transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

•Level 2 valuations use inputs other than actively quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.  Level 2 inputs include:  (a) quoted prices for similar assets or liabilities in active markets, (b) quoted prices for identical or similar assets or liabilities in markets that are not active, (c) inputs other than quoted prices that are observable for the asset or liability such as interest rates and yield curves observable at commonly quoted intervals and (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•Level 3 valuations use unobservable inputs for the asset or liability.  Unobservable inputs are used to the extent observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Sonic Corp. Savings and Profit Sharing Plan

Notes to Financial Statements

December 31, 2014

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Large Cap	$13,705,014	$-	$-	$13,705,014
Mid Cap	2,134,847	-	-	2,134,847
Small Cap	5,366,191	-	-	5,366,191
Balanced Fund	6,294,314	-	-	6,294,314
Bond Fund	6,408,105	-	-	6,408,105
International Fund	4,636,717	-	-	4,636,717
US Treasury	984,434	-	-	984,434
Money Market Fund	143,450	-	-	143,450
Employer Stock	2,931,410	-	-	2,931,410
Cash Reserve Account	52,608	-	-	52,608
Common/Collective Trust:
Stable Pooled Fund	-	2,860,917	-	2,860,917
	$42,657,090	$2,860,917	$-	$45,518,007

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Large Cap	$12,407,253	$-	$-	$12,407,253
Mid Cap	1,577,672	-	-	1,577,672
Small Cap	4,819,194	-	-	4,819,194
Balanced Fund	4,731,436	-	-	4,731,436
Bond Fund	5,600,657	-	-	5,600,657
International Fund	4,681,508	-	-	4,681,508
US Treasury	1,036,798	-	-	1,036,798
Money Market Fund	111,843	-	-	111,843
Employer Stock	2,513,944	-	-	2,513,944
Cash Reserve Account	62,161	-	-	62,161
Common/Collective Trust:
Stable Pooled Fund	-	2,621,490	-	2,621,490
	$37,542,466	$2,621,490	$-	$40,163,956

Sonic Corp. Savings and Profit Sharing Plan

Notes to Financial Statements

December 31, 2014

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Shares of mutual funds are valued at published market prices, which represent the net asset value  (“NAV”) of shares held by the Plan at year end.

Sonic common stock is held by participants in a unitized fund, which means participants do not own shares of Sonic common stock, but rather own an interest in the unitized fund.  The fund consists of common stock and cash equivalents to meet the fund’s daily cash needs.  Unitizing the fund allows for daily trades.  The value of a unit reflects the combined value of the Sonic common stock and cash held by the fund.  The Plan owns the underlying assets of shares in common stock and the underlying cash.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through a common/collective trust fund, the Diversified Stable Pooled Fund, which is solely invested in the Wells Fargo Stable Return Fund G (“DRC Fund”).  The statements of net assets available for benefits present the fair value of the DRC Fund and the adjustment from fair value to contract value.  The fair value of the Plan’s interest in the DRC Fund is determined by the issuer of the common/collective trust fund at year-end based on the fair value of its underlying investments.  The contract value of the DRC Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.

The DRC Fund is designed to deliver safety and stability by preserving principal and accumulating earnings.  This DRC  Fund is primarily invested in guaranteed investment contracts, bank investment contracts and synthetic investment contracts.  Participant redemptions have no restrictions.

Withdrawals from the DRC Fund which are due to the Plan’s initiated events will be made within the twelve-month period following receipt of the Plan’s written withdrawal request by Transamerica Retirement Solutions (“Transamerica”), known as Diversified Retirement Corporation prior to April 1, 2013.  Initiated events are  events within the control of the Plan which Transamerica reasonably determines would have an adverse financial effect on the DRC Fund including, but not limited to, a merger, layoffs, bankruptcy, full or partial Plan termination and early retirement incentive programs.  During the above referenced twelve-month period, benefit distributions and participant-directed transfers to non-competing funds will be permitted from the DRC Fund, subject to a 90-day equity wash provision.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Sonic Corp. Savings and Profit Sharing Plan

Notes to Financial Statements

December 31, 2014

The Plan invests in various investment securities.  Investment securities are exposed to various risks, such as interest rate, credit and market risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with United States (“U.S.”) generally accepted accounting principles (“GAAP”) requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

3.  Investments

The Plan's investments are held by an appointed trust company.  The Plan’s record keeper is Transamerica and the trustee for the Plan is State Street Bank and Trust Company (“SSBT”).  Investments, at fair value, representing 5% or more of the Plan’s net assets are summarized as follows:

	December 31,
	2014	2013
American Funds EuroPacific Growth Fund	$3,738,941	$3,878,140
American Funds The Income Fund of America	6,294,314	4,731,436
Diversified Stable Pooled Fund*	2,860,917	2,621,490
Dreyfus Intermediate Term Income Fund	5,372,681	4,719,387
Invesco Growth and Income Fund	7,214,124	6,528,709
Invesco Small Cap Value Fund	3,345,188	2,908,144
Mainstay Large Cap Growth Fund	6,490,890	5,878,544
Sonic Corp. common stock	2,931,410	2,513,944

————————

*    Contract value as of December 31, 2014 and 2013, was $2,821,417 and $2,600,685, respectively.

Sonic Corp. Savings and Profit Sharing Plan

Notes to Financial Statements

December 31, 2014

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value for the year ended as follows:

Year ended
December 31, 2014
Mutual Funds	$1,793,105
Common/Collective Trust Fund	28,986
Employer Stock	810,160
Net appreciation in fair value of investments	$2,632,251

4.  Income Tax Status

As of December 31, 2014, the Plan was operating under a determination letter from the IRS dated October 15, 2007 stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation.  Subsequent to December 31, 2014, the Plan received a determination letter from the IRS dated January 14, 2015 and the Plan was amended and restated accordingly.    Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status.  The Company has indicated that it will take the necessary steps to maintain the Plan’s qualified status.

U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan.  The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.

5.  Related-Party Transactions

The DRC Fund is managed by Transamerica.  Because Transamerica is the Plan’s record keeper, transactions involving the DRC Fund qualify as party-in-interest transactions.  Additionally, a  portion of the Plan’s assets are invested in a unitized fund holding the Company’s common stock.  Because the Company is the Plan Sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions.  Another party-in-interest to the Plan is SSBT, which serves as the passive trustee for the Plan.  In this capacity, SSBT serves as the legal trustee of the Plan; however, as is permitted under the terms of the trust between SSBT and the Plan, SSBT has contracted with Transamerica for Transamerica to provide certain necessary duties and responsibilities for the operation of the trust.  All of these transactions are exempt from the prohibited transaction rules.

Sonic Corp. Savings and Profit Sharing Plan

Notes to Financial Statements

December 31, 2014

6.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2014	2013
Net assets available for benefits per the financial statements	$46,916,916	$41,374,488
Adjustment from contract value to fair value for fully
benefit-responsive investment contracts held by
a common/collective trust	39,500	20,805
Net assets available for benefits per the Form 5500	$46,956,416	$41,395,293

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the net income per the Form 5500:

Year Ended
December 31, 2014
Net increase in net assets available for benefits per the financial statements	$5,542,428
Current-year adjustment from fair value to contract value for fully benefit-responsive investment contracts held by a
common/collective trust at December 31, 2014	39,500
Prior-year adjustment from fair value to contract value for fully benefit-responsive investment contracts held by a
common/collective trust at December 31, 2013	(20,805)
Net income per the Form 5500	$5,561,123

Certain fully benefit-responsive contracts (common/collective trusts that invest in insurance contracts, synthetic contracts and separate guaranteed contracts) are recorded on the financial statements at contract value versus fair  value on the Form 5500.

Supplemental Schedules

Sonic Corp. Savings and Profit Sharing Plan

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Plan Number 001

EIN: 73-1371046

Year Ended December 31, 2014

Participant Contributions	Total that Constitute Nonexempt
Transferred Late to Plan	Prohibited Transactions
$38,117	$38,117

See accompanying report of independent registered public accounting firm.

Sonic Corp. Savings and Profit Sharing Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Plan Number 001

EIN: 73-1371046

December 31, 2014

		(c)
		Description of
		Investment including
		maturity date, rate of
	(b)	interest, collateral,
	Identity of Issue, Borrower,	par or maturity	(e)
(a)	Lessor or Similar Party	value	Current Value
*	State Street Bank and Trust Company	Cash Reserve Account	$52,608
	American Funds EuroPacific Growth Fund	79,333 shares	3,738,941
	American Funds The Income Fund of America	292,080 shares	6,294,314
*	Diversified Stable Pooled Fund	168,850 shares	2,860,917
	Dreyfus Intermediate Term Income Fund	386,246 shares	5,372,681
	Federated U.S. Treasury Cash Reserves	984,434 shares	984,434
	Goldman Sachs Growth Opportunities Fund	32,907 shares	913,178
	Invesco Growth and Income Fund	271,821 shares	7,214,124
	Invesco Small Cap Growth Fund	56,217 shares	2,021,003
	Invesco Small Cap Value Fund	165,194 shares	3,345,188
	JPMorgan Mid Cap Value Fund	32,885 shares	1,221,669
	Lazard Emerging Markets Equity Portfolio	50,865 shares	897,776
	Mainstay Large Cap Growth Fund	629,572 shares	6,490,890
	Oppenheimer International Bond Fund	175,496 shares	1,035,424
*	Sonic Corp. common stock	107,673 shares	2,931,410
*	State Street Institutional Liquid Reserves Fund	143,450 shares	143,450
	Total investments		45,518,007

*	Participant Loans	Interest rates from 4.25% to 7.00% with varying maturities	1,162,746
	Total		$46,680,753

*Indicates party-in-interest to the Plan.

Column (d) is not applicable as investments are participant-directed.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sonic Corp. Savings and Profit Sharing Plan

By:	/s/ Claudia San Pedro
Claudia San Pedro, Chair of the Sonic
Corp. Savings and Profit Sharing Plan
Administrative Committee

Date:  June 5, 2015

EXHIBIT INDEX

Exhibit Number and Description

.1
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm
32.01	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350